Exhibit 1

Media Release

THURSDAY 19 OCTOBER 2017

WESTPAC TO REFUND SOME PACKAGE CUSTOMERS

Westpac is committed to an ongoing review of its products and services to make sure it ‘gets it right’ for customers.

Today Westpac announced it would provide refunds to some customers holding ‘packaged’ accounts after identifying that some customers did not automatically receive benefits to which they were entitled.

The issue affected approximately 200,000 customers who held Premier Advantage Packages with Westpac or Advantage Packages with St. George, BankSA, or Bank of Melbourne from 2010.

Under the terms of the packages, customers were entitled to a range of benefits. Customers automatically received discounts on core products such as home loans, credit cards, or transaction accounts. However, some customers did not receive discounts on ancillary products such as home and contents insurance and term deposits. The packages have since been simplified and all benefits are now automated.

Westpac Chief Executive, Consumer Bank, George Frazis, said: “At Westpac, our business depends on building long term relationships with our customers. So when we get something wrong, we want our customers to have confidence that we will put it right.

“When we identified these issues we started the process of putting things right for customers. We also notified ASIC.

“Importantly, customers do not need to do anything. Over the coming months, we will provide refunds, including appropriate interest, to any customers who may have been entitled to a benefit but weren’t aware they needed to opt in.

“Westpac apologises unreservedly for a process that did not suit customers. By automating the discounts, we have ensured that our customers will not be affected in this way again.”

Mr Frazis said that some customers with various business banking packages may also not have received some of the benefits they were entitled to. Affected customers will also receive refunds.

Refunds are expected to total approximately $65 million with an after tax cost to Westpac of around $45 million, which will be included in Westpac Group’s FY17 financial results.

Westpac will proactively contact eligible customers, but has set up a dedicated webpage to assist with any questions. Business customers can also contact their relationship banker directly.

For Further Information

David Lording

Corporate Affairs & Sustainability
T. 0419 683 411

Dedicated customer webpages

Westpac – www.westpac.com.au/pap

St. George – www.stgeorge.com.au/ap

Bank of Melbourne – www.bankofmelbourne.com.au/ap

BankSA – www.banksa.com.au/ap